Exhibit 99.3

NEWS RELEASE

NCR to Acquire Retalix, Expands Retail Industry Leadership

Acquisition of Retalix will position NCR as the innovation leader delivering a world-class portfolio of hardware, software and services offerings for the retail industry

Duluth, GA, - NCR Corporation (NYSE: NCR) announced a definitive agreement for NCR to acquire Retalix Ltd. (NASDAQ: RTLX), a leading global provider of innovative retail software and services, for a cash purchase price of $30.00 per Retalix share, implying a transaction value of approximately $650 million.

The addition of Retalix will strengthen NCR's global leadership position in the retail industry, and builds upon its successful integration of Radiant Systems into the NCR portfolio of solutions. This acquisition demonstrates NCR's commitment to its strategy and continued transformation to a hardware-enabled, software-driven business model, delivering solutions that materially improve business processes while enabling seamless consumer experiences across touch points, locations, and channels. The transaction is expected to accelerate NCR's corporate strategy by increasing the portfolio mix of higher-margin software and services, enabling increased value for our customers, and continued growth and improved margins for NCR shareholders.

“Retalix is a strong, strategic fit for NCR and the combination of our two companies will drive significant value for both our shareholders and customers,” said NCR Chairman and CEO, Bill Nuti. “Retalix's market-leading software and services capabilities will enhance NCR's retail solutions, creating a world-class portfolio of offerings. That innovation plus the addition of exceptional talent to our team positions NCR as the global leader in retail innovation.”

Retalix's software and services are deployed in over 70,000 retail locations with more than 400,000 customer touch points in over 50 countries that transact billions of dollars in annual sales across its platform. Retalix's strength with blue-chip retailers will be highly complementary to NCR and will enable additional sales opportunities across the combined installed base. The acquisition will provide Retalix's customers with backing of a $5.3 billion (FY '11) leader, and deep knowledge in retail and adjacent industries.

“I am very excited about today's announcement. Combining Retalix's impressive team and portfolio with NCR will create a powerful enterprise-class software platform capable of delivering a sustained competitive advantage in the retail industry,” said Shuky Sheffer, Chief Executive Officer of Retalix. “Together, we will create a talent pool and solutions portfolio that will be richer than anything available before, enabling our customers to deliver a superior omni-channel shopping experience. I am proud of our achievements and strongly believe that this is a great move that will benefit our customers, employees and shareholders.”

NCR also expects to use Retalix's software to accelerate the development of NCR's enterprise software platform, creating new software modules that can be used across the retail industry and leveraged across NCR's financial, travel and hospitality industries on a global scale.

Under the terms of the agreement, Retalix will merge with a subsidiary of NCR, and Retalix shareholders will receive $30.00 in cash per share of Retalix common stock. The transaction will be financed through a combination of cash and debt, and is expected to be accretive to NCR's Non-GAAP earnings for 20131.

The transaction, which is expected to be completed in the first quarter of 2013, is subject to, among other things, approval by Retalix Ltd. shareholders, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of other regulatory requirements and customary closing conditions. NCR has entered into voting agreements with Alpha Group and Ronex, the two largest Retalix Ltd. shareholders who hold approximately 38% of Retalix's outstanding shares.

J.P. Morgan acted as exclusive financial advisor and Morrison & Foerster LLP and Amit, Pollak, Matalon & Co. acted as legal counsel to NCR on the transaction.  Jefferies & Co., Inc. acted as financial advisor and Meitar Liquornik Geva & Leshem Brandwein acted as legal counsel to Retalix Ltd. on the transaction.

Investor Conference Call

A conference call is scheduled today at 5:30 p.m. (EST) to discuss the acquisition of Retalix Ltd. Access to the conference call and a presentation describing the transaction, as well as a replay of the call, will be available on NCR's web site at http://investor.ncr.com/. Or you can access the call by dialing 888-324-0282 and entering the participant passcode, NCR. NCR's web site (www.ncr.com) contains a significant amount of information about NCR, including financial and other information for investors (http://investor.ncr.com.). NCR encourages investors to visit its web site from time to time, as information is updated and new information is posted.

1. The deal is expected to be accretive on a Non-GAAP basis; which includes adjustments for the amortization of acquired intangibles and other one-time items.

About NCR Corporation

NCR Corporation (NYSE: NCR) is a global technology company leading how the world connects, interacts and transacts with business. NCR's assisted- and self-service solutions and comprehensive support services address the needs of retail, financial, travel, hospitality, gaming, public sector, and telecom carrier and equipment organizations in more than 100 countries. NCR (www.ncr.com) is headquartered in Duluth, Georgia.

About Retalix

Retalix Ltd. is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix Ltd. offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix Ltd. serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix Ltd. stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements use words such as “seek,” "potential,” “expect,” “strive,” “continue,” “continuously,” “accelerate,” “anticipate”, “outlook”, “intend”, “plan”, “target” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could”. They include statements about NCR's plans for the business of Retalix Ltd.; anticipated financial and other results from the acquisition of Retalix Ltd. and its integration into NCR; expectations regarding revenue and cost synergies resulting from the acquisition; discussion of other strategic initiatives and related actions; and beliefs, expectations, intentions and strategies, among other things. Forward-looking statements are based on management's current beliefs, expectations and assumptions, and involve a number of known and unknown risks and uncertainties, many of which are out of NCR's control.

Forward-looking statements are not guarantees of future performance, and there are a number of factors, risks and uncertainties that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. In addition to the factors discussed in this release, these other factors, risks and uncertainties include those relating to: domestic and global economic and credit conditions, including the ongoing sovereign debt conditions in Europe, which could impact the ability of NCR's customers to make capital expenditures, purchase NCR's products and pay accounts receivable, drive further consolidation in the financial services sector and reduce NCR's customer base; other business and legal risks associated with multinational operations; the financial covenants in NCR's secured credit facility and their impact on NCR's financial and business operations; NCR's indebtedness and the impact that it may have on NCR's financial and operating activities and NCR's ability to incur additional debt; the adequacy of NCR's future cash flows to service NCR's indebtedness; the variable interest rates borne by NCR's indebtedness and the effects of changes in those rates; shifts in market demands, continued competitive factors and pricing pressures and their impact on NCR's ability to improve gross margins and profitability, especially in NCR's more mature offerings; manufacturing disruptions affecting product quality or delivery times; the effect of currency translation; NCR's ability to achieve targeted cost reductions; short product cycles, rapidly changing technologies and maintaining a competitive leadership position with respect to NCR's solution offerings; tax rates; ability to execute NCR's business and reengineering plans; turnover of workforce and the ability to attract and retain skilled employees, especially in light of continued cost-control measures being taken by NCR; availability and successful exploitation of new acquisition and alliance opportunities; NCR's ability to sell higher-margin software and services in addition to NCR's hardware; the timely development, production or acquisition and market acceptance of new and existing products and services (such as self-service technologies), including NCR's ability to accelerate market acceptance of new products and services; changes in Generally Accepted Accounting Principles (GAAP) and the resulting impact, if any, on NCR's accounting policies; continued efforts to establish and maintain best-in-class internal information technology and control systems; market volatility and the funded status of NCR's pension plans; the success of NCR's pension strategy; compliance with requirements relating to data privacy and protection; expected benefits related to acquisitions and alliances, including the acquisition of Retalix Ltd., not materializing as expected; the acquisition of Retalix Ltd. not being timely completed, if completed at all; uncertainties with regard to regulations, lawsuits, claims and other matters across various jurisdictions; and other factors detailed from time to time in NCR's and Retalix's respective U.S. Securities and Exchange Commission reports and NCR's annual reports to stockholders. NCR and Retalix Ltd. do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Mark Scott, NCR Media Relations
404-431-8733
mark.scott@ncr.com

Gavin Bell, NCR Investor Relations
212-589-8468
gavin.bell@ncr.com

Sarit Sagiv, CFO, Retalix Ltd.
+972-9-776-6618
investors@retalix.com